January 29, 2015

Via EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted January 14, 2015
CIK No. 0001621434

Ladies and Gentlemen:

Set forth below are the responses of Black Stone Minerals, L.P. (the “Registrant,” the “Partnership,” “we,” “us,” or “our”) to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its comment letter dated January 23, 2015, with respect to Amendment No. 3 to Draft Registration Statement on Form S-1 (CIK No. 0001621434), submitted with the Commission on January 14, 2015 (the “Confidential Submission No. 4”).

Concurrently with the submission of this letter, we are confidentially submitting through EDGAR Amendment No. 4 to Draft Registration Statement on Form S-1 (the “Confidential Submission No. 5”). For your convenience, we will hand deliver five copies of Confidential Submission No. 5, as well as five copies of Confidential Submission No. 5 that are marked to show all changes made since the submission of Confidential Submission No. 4.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Confidential Submission No. 5, unless otherwise specified.

General

Cash Distribution Policy and Restrictions on Distributions, page 54

1.	Please revise your pro forma tabular disclosure to clarify the meaning of the caption “cash paid to noncontrolling interests.”

Response: We have revised Confidential Submission No. 4 accordingly. Please see pages 58, 60, 61, and 69 of Confidential Submission No. 5.

Securities and Exchange Commission, January 29, 2015, Page 2

Form of First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P.

2.	Please advise as to why you have removed from your filing Annex A (Series A Preferred Units) to your partnership agreement.

Response: Annex A (Series A Preferred Units) (“Annex A”) to our partnership agreement was inadvertently dropped during the DRS/A transmission and conversion process with our financial printer and therefore was not reflected in Confidential Submission No. 4. Please note that Annex A is included in Confidential Submission No. 5.

Exhibits

Exhibit 5.1

3.	We note your response to prior comment 5. It does not appear appropriate to assume “(ix) that the General Partner will have duly authorized the issuance of any Common Units to be issued by the Partnership.” For guidance, please refer to Section II.B.3.a. of Staff Legal Bulletin 19, which advises that counsel should not assume that the registrant has taken all corporate actions necessary to authorize the issuance of the securities.

Response: We have submitted a revised Exhibit 5.1. Please see page 3 of the revised Exhibit 5.1.

4.	We note your response to prior comment 6, and reissue the comment in part. Please tell us why it is both necessary and appropriate for counsel to include the assumptions included in (iii), (v) and (vi) on page 3 of the opinion with respect to Black Stone Natural Resources, L.L.C. and Black Stone Minerals Company, L.P. In that regard, we note that Black Stone Minerals Company, L.P. is your predecessor, and Black Stone Natural Resources, L.L.C. is the general partner of your predecessor. In the alternative, please obtain and file a revised opinion that does not include such assumptions.

Response: We have submitted a revised Exhibit 5.1. Please see page 3 of the revised Exhibit 5.1.

Securities and Exchange Commission, January 29, 2015, Page 3

Please direct any questions you have with respect to the foregoing responses or supplemental materials to me at (713) 445-3204 or Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

/s/ Steve Putman
Steve Putman
Senior Vice President, General Counsel, and Secretary

cc:	Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)